

June 9, 2009

By Facsimile and U.S. Mail

Mr. Ralph Proceviat
Chief Financial Officer
Clean Power Concepts Inc.
Suite 1404 510 West Hastings Street
Vancouver, British Columbia
Canada V6B 1L8

> **Re: Clean Power Concepts Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed September 24, 2008**
> **Response Letter Dated April 24, 2009**
> **File No. 000-52035**

Dear Mr. Proceviat:

　　　We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated April 24, 2009 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 9A Controls and Procedures, page 25

1.   We note your response to comment one of our letter dated March 18, 2009 which specifies that you concluded that your disclosure controls and procedures *adequately ensure* that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Please revise to clarify, if true, that your officers concluded that disclosure controls and procedures are *effective* rather than *adequately ensure*.

In addition, please tell us how you determined that your disclosure controls and procedures were effective given your disclosure that management had "ineffective controls over period end financial disclosure and reporting processes" and "inadequate review by management of the financial statement reporting process."

2.   We note your response to comment one of our letter dated March 18, 2009, which includes a proposed disclosure. Please remove the last sentence of the first paragraph in this proposed disclosure regarding changes to your internal controls over financial reporting. In this manner, we note that this disclosure is duplicative, as you have included the correct language regarding changes in internal controls over financial reporting in your response to comment three.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief